Credit Suisse International Focus Fund
Question 77C

On June 25, 2009 a Special Meeting of Shareholders of the Fund was held and the following matters were voted upon:


                                       For          Against       Abstain
(1) To approve an Agreement and Plan
    of Reorganization                  5,018,307      455,342      615,683
(2) To approve an Investment
    Sub-Advisory Agreement             5,032,067      436,472      620,791
